FORM 11-K

U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Financial Holdings, Inc.

34 Broad Street

Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.

1994 EMPLOYEE STOCK PURCHASE PLAN

Financial Statements

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

Index

Independent Auditors' Report	1

Financial Statements:

Statements of Financial Condition as of December 31, 2003 and 2002	2

Statements of Operations and Changes in Plan Equity for the years ended
December 31, 2003, 2002 and 2001	3

Notes to Financial Statements	4

Independent Auditors' Consent	8

Signature	9

Independent Auditors' Report

The Trustees

First Financial Holdings, Inc.

1994 Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 2003 and 2002, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan at December 31, 2003 and 2002, and the results of its operations for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina
February 27, 2004

FIRST FINANCIAL HOLDINGS, INC.

1994 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002

Assets:
Cash and cash equivalents	$ 67,869	$ 40,869

Liabilities and Plan Equity:
Liabilities:
Due to First Financial Holdings, Inc. for
employee stock purchases	66,784	39,888
Plan Equity	1,085	981

	$ 67,869	$ 40,869

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Changes in Plan Equity
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Contributions:
Contributions from employees	$ 272,772	$ 162,008	$ 152,821

Withdrawals:
Common stock distributions to participants	268,525	158,598	142,642
Withdrawals by participants from plan	4,143	2,952	10,160

Net increase in plan equity	104	458	19

Plan equity at beginning of year	981	523	504

Plan equity at end of year	$ 1,085	$ 981	$ 523

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL HOLDINGS
1994 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan

The following brief description of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan ("the Plan") is provided for general informational purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

On July 28, 1994, the Board of Directors of First Financial Holdings, Inc. ("the Corporation"), approved the establishment of the Plan to provide the eligible employees of the Corporation and its designated Subsidiaries an opportunity to purchase common stock of the Corporation through accumulated payroll deductions at a discounted price of 90% of the fair market value. At the annual meeting in January 1995, the stockholders of the Corporation approved the Plan.

In May 1999, the Board of Directors and shareholders approved the extension of the Plan for an additional five years, to July 24, 2004.

On September 25, 2003, the Board of Directors of the Corporation adopted, subject to shareholder approval, the First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan which will be effective upon the expiration of the Plan. Upon expiration of the Plan on July 29, 2004, any assets of the Plan will be transferred to the 2004 Employee Stock Purchase Plan. Also see note 7.

Participation in Plan

The Plan is a defined contribution employee stock purchase plan sponsored by the Corporation. An employee who has been continuously employed by the Corporation for at least six consecutive months, who is employed by the Corporation on a given enrollment date and who is scheduled to work at least 1,000 hours as an employee during each calendar year shall be eligible to participate in the Plan for the offering period commencing with such enrollment date (the first day of each offering period). An offering period is a period of approximately three months, beginning on the first trading day on or after January 1, April 1, July 1, and October 1 of each year and terminating on the last trading day on or before the end of the period. There were 86 and 64 participants in the Plan as of December 31, 2003 and 2002, respectively.

FIRST FINANCIAL HOLDINGS
1994 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2003 and 2002

Contributions

Employees may contribute to the Plan through payroll deductions. Eligible employees may elect to have payroll deductions made on each payday during an offering period in an amount not exceeding ten percent of their gross compensation.

Plan Administration

During the years ended December 31, 2003 and 2002, the Corporation absorbed all costs of the Plan's administration.

Income Tax Status

It is the intention of the Corporation to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. Accordingly, a provision for income taxes for the Plan is not required. Participants of the Plan are encouraged to consult their own tax advisors concerning their tax status under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets and liabilities using fair values, which approximate their carrying value.

3.	Grant and Exercise of an Option

On the enrollment date of each offering period, each eligible employee participating in the Plan will be granted an option to purchase, on each exercise date of such offering period, a certain number of shares of the Corporation's common stock. The number of shares is determined by dividing the employee's applicable payroll deductions accumulated prior to the exercise date and retained in the participant's account as of the exercise date by the applicable purchase price. The purchase price is an amount equal to 90% of the fair market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower.

FIRST FINANCIAL HOLDINGS
1994 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2003 and 2002

Unless a participant withdraws from the Plan, his or her option will be automatically exercised on the exercise date, and the maximum number of full shares subject to option shall be purchased for the participant at the applicable purchase price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account and applied toward the purchase of shares in a subsequent offering period.

4.	Withdrawal or Termination of Employment

A participant may withdraw all, but not less than all, of the applicable payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Corporation.

When a participant ceases to be an employee for any reason, the participant's option will be automatically terminated. Upon termination of a participant's employment relationship, the payroll deductions credited to the participant's account during the offering period but not yet used to exercise the option will be returned to such participant or, in the case of his or her death, to the designated beneficiary.

5.	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time. The termination cannot affect options previously granted, provided that the Board of Directors may terminate an offering period on any exercise date if the Board determines that the termination of the Plan is in the best interest of the Corporation and its stockholders.

6.	Related Party Transactions

In 2003 and 2002, the Plan purchased 11,010 and 6,873 shares of First Financial Holdings, Inc. common stock, respectively, on behalf of the participants in the Plan. These shares were subsequently distributed to Plan participants.

Cash contributions of participants are held at First Federal Savings and Loan Association of Charleston, a wholly owned subsidiary of First Financial Holdings, Inc.

FIRST FINANCIAL HOLDINGS
1994 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2003 and 2002

7.	Subsequent Event

On January 29, 2004, the shareholders of the Company ratified the 2004 Employee Stock Purchase Plan, which was approved by the Board of Directors on September 25, 2003.

INDEPENDENT AUDITORS' CONSENT

The Trustees

First Financial Holdings, Inc.

1994 Employee Stock Purchase Plan:

We consent to the incorporation by reference in the registration statement (No. 33-57855) on Form S-8 of First Financial Holdings, Inc. of our report dated February 27, 2004 relating to the statements of financial condition of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 2003 and 2002, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan.

Greenville, South Carolina
March 29, 2004

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
1994 Employee Stock Purchase Plan

Date: March 29, 2004	By:	/s/ Susan Baham
Susan Baham
Executive Vice President
Chief Financial Officer
Duly Authorized Representative